UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Share Consolidation

As previously disclosed, on February 27, 2026, the shareholders of Wetour Robotics Limited (the “Company”) approved a share consolidation of the Company’s issued and outstanding ordinary shares, and on May 15, 2026, the board of directors of the Company (the “Board”) approved the implementation of the share consolidation at a ratio of 1-for-10, which was expected to become effective on June 2, 2026. On May 22, 2026, the Board determined not to proceed with the previously announced share consolidation.

On May 26, 2026, the Company issued a press release announcing the cancellation of the previously announced share consolidation. A copy of the press release is furnished as Exhibit 99.1 to this Report.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated May 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: May 26, 2026

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